Exhibit 77(C)

               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A special meeting of shareholders of the Registrant was held on February 21, 2002, to approve an amendment to the Registrant's Declaration of Trust to remove the upper limit on the number of trustees that the Board of Trustees may set from time to time (For: 14,540,374, Against: 31,650).